UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

GRAFTECH INTERNATIONAL LTD.

(Name of Subject Company (issuer))

BCP IV GRAFTECH HOLDINGS LP

ATHENA ACQUISITION SUBSIDIARY INC.

its wholly-owned direct subsidiary

(Names of Filing Persons (offerors))

BROOKFIELD CAPITAL PARTNERS LTD.

BROOKFIELD CAPITAL PARTNERS IV L.P.

(Names of Filing Persons (other person(s)))

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

384313102

(Cusip Number of Class of Securities)

David Nowak

Managing Partner

Brookfield Place, 181 Bay Street, Suite 300

Toronto, Ontario MJ5 2T3

(416) 363-9491

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

With copies to:

Michael J. Aiello, Esq.

Jackie Cohen, Esq.

Weil, Gotshal & Manges LLP

767 Fifth Avenue

New York, NY 10153

(212) 310-8000

CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$704,729,817.53	$81,889.60

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share, of GrafTech International Ltd. (the “Company”), at a purchase price of $5.05 per share in cash, without interest thereon and subject to any required tax withholding. The underlying value of the transaction was calculated based on the sum of: (i) 137,240,008 issued and outstanding shares of common stock of the Company, multiplied by $5.05 per share; (ii) 524,283 shares of common stock of the Company underlying outstanding options with an exercise price that is less than $5.05 per share, multiplied by $0.81 per share (which is equal to the difference between $5.05 and $4.24, the exercise price of such options); and (iii) 2,226,358 shares of common stock of the Company underlying outstanding restricted stock units, multiplied by $5.05 per share. The foregoing numbers of shares of common stock, options and restricted stock units have been provided by the issuer to the offeror and are as of the close of business on May 22, 2015, the most recent practicable date. The filing fee was determined by multiplying 0.000116200 by the proposed maximum aggregate value of the transaction of $704,729,817.53.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2015, issued August 29, 2014, by multiplying the transaction value by 0.000116200.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $81,889.60	Filing Party: BCP IV GrafTech Holdings LP and Athena Acquisition Subsidiary Inc.
Form or Registration No.: Schedule TO	Date Filed: May 26, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1
☐	issuer tender offer subject to Rule 13e-4
☒	going-private transaction subject to Rule 13e-3
☐	amendment to Schedule 13D under Rule 13d-2

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by BCP IV GrafTech Holdings LP, a Delaware limited partnership (“Purchaser”), and Athena Acquisition Subsidiary Inc., a Delaware corporation (“Acquisition Sub”) with the Securities and Exchange Commission on May 26, 2015 and subsequently amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed on June 18, 2015 (together with any subsequent amendments and supplements thereto, the “Schedule TO”). The Schedule TO relates to the offer by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.01 per share (the “Shares”), of GrafTech International Ltd., a Delaware corporation (the “Company”), at a purchase price of $5.05 per Share in cash, without interest thereon and subject to any required tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 26, 2015 (as amended, the “Offer to Purchase”), a copy of which is attached as Exhibit (a)(1)(A) to the Schedule TO, and in the related Letter of Transmittal (the “Letter of Transmittal”), a copy of which is attached as Exhibit (a)(1)(B) to the Schedule TO, which, together with any amendments or supplements thereto, collectively constitute the “Offer”.

All information contained in the Offer to Purchase and the accompanying Letter of Transmittal, including all schedules thereto, is hereby incorporated herein by reference in response to Items 1 through 9 and Item 11 in the Schedule TO.

This Amendment is being filed to amend and supplement Items 1 through 12 as reflected below.

Items 1 through 9 and Item 11.

Items 1 through 9 and Item 11 are hereby amended and supplemented to include the following:

“The Offer was scheduled to expire at 12:00 midnight, New York City time, at the end of July 7, 2015. In accordance with the terms of the Merger Agreement, the Expiration Date of the Offer is extended until 12:00 midnight, New York City time at the end of July 28, 2015, unless further extended. As of 5:00 p.m., New York City time, on July 2, 2015, approximately 11,869,693 Shares have been tendered into and not properly withdrawn from the tender offer.”

Item 2. Subject Company Information.

The first paragraph of The Tender Offer — Section 7 – Certain Information Concerning the Company is hereby amended and restated as follows:

“The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information. Neither Purchaser nor Acquisition Sub has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information are untrue.”

Item 5. Past Contacts, Transactions, Negotiations and Agreements.

Special Factors — Section 1 – Background of the Offer; Past Contacts or Negotiations with the Company is hereby amended by adding the following paragraph after the last paragraph:

“On July 6, 2015, Purchaser and Acquisition Sub and the Company entered into an amendment (the “Amendment”) to the Merger Agreement. Pursuant to the Amendment, the parties have agreed to extend the Offer on July 6, 2015 to July 28, 2015, to permit the receipt of certain regulatory approvals and clearances, which are conditions to the consummation of the Offer.”

Item 11. Additional Information.

1. The subsection titled “Committee on Foreign Investment in the United States” of The Tender Offer — Section 12 – Certain Legal Matters; Regulatory Approvals is hereby amended and restated as follows:

“The Exon-Florio Amendment empowers the President of the United States of America to review and, if necessary, prohibit or suspend an acquisition of, or investment in, a U.S. company by a “foreign person” if the President, after investigation, determines that the foreign person’s control threatens to impair the national security of the United States. Pursuant to the Exon-Florio Amendment, CFIUS has been delegated the authority to receive notices of proposed transactions, determine when an investigation is warranted, conduct investigations, require mitigation measures and submit recommendations to the President to suspend or prohibit the completion of transactions or to require divestitures of completed transactions. A party or parties to a transaction may, but are not required to, submit to CFIUS a voluntary notice of the transaction, except in limited circumstances, which do not apply in this case. CFIUS also has the power to initiate reviews on its own in the absence of a voluntary notification. The parties filed a voluntary notice with CFIUS pursuant to the Exon-Florio Amendment and its implementing regulations on May 18, 2015 in connection with the transactions contemplated by the Investment Agreement. The parties also filed a voluntary notice with CFIUS pursuant to the Exon-Florio Amendment and its implementing regulations on May 26, 2015 in connection with the transactions contemplated by this Schedule TO. If CFIUS determines that the transaction contemplated by the Investment Agreement is subject to Exon-Florio and grants clearance in connection with the Investment Agreement, satisfaction of the CFIUS Clearance Condition will not be required for consummation of the Offer or the Merger. Under the Exon-Florio Amendment, if CFIUS has not completed its work within the initial 30-day review period, CFIUS has the right to investigate the transaction for up to an additional 45 calendar days before making a recommendation. On June 26, 2015, the parties received written notification from CFIUS that it would initiate such an investigation to complete its assessment. The additional 45-day period expires on August 10, 2015, though it is possible CFIUS’ investigation could be completed sooner. The decision by CFIUS to proceed with an investigation is not unusual. See The Tender Offer — Section 11 – Certain Conditions of the Offer.”

2. The fourth paragraph under the subsection titled “Antitrust Compliance” of The Tender Offer — Section 12 – Certain Legal Matters; Regulatory Approvals is hereby amended and restated as follows:

“We filed notice of the Offer to the COFECE on June 3, 2015 and received clearance effective on June 26, 2015.”

3. The sixth paragraph under the subsection titled “Antitrust Compliance” of The Tender Offer — Section 12 – Certain Legal Matters; Regulatory Approvals is hereby amended and supplemented by adding the following sentence:

“We filed notice of the Offer to the SACC on June 3, 2015 and received clearance on June 15, 2015.”

4. The seventh paragraph under the subsection titled “Antitrust Compliance” of The Tender Offer — Section 12 – Certain Legal Matters; Regulatory Approvals is hereby amended and supplemented by adding the following sentence:

“We filed notice of the Offer to the Turkish Competition Authority on June 1, 2015 and received clearance effective on June 30, 2015.”

5. The subsection titled “Legal Proceedings” of The Tender Offer — Section 12 – Certain Legal Matters; Regulatory Approvals is hereby amended and restated in its entirety to read as follows:

“Eight putative class action lawsuits have been filed in connection with Purchaser’s proposed acquisition (the “Transaction”) of the Company. The first, entitled Kelleher et al. v. GrafTech International Ltd. et al., was filed on May 22, 2015, in the Court of Common Pleas, Cuyahoga County, Ohio. An amended complaint in the Kelleher action was filed on June 12, 2015. A second complaint was filed in the Court of Common Pleas, Cuyahoga County, Ohio on June 29, 2015, under the caption O’Neill v. Hawthorne et al. The remaining actions, entitled Widlewski v. Carson et al., Watson v. GrafTech International Ltd. et al., Park v. GrafTech International Ltd. et al., Daeda v. GrafTech International Ltd. et al., Grinberger v. GrafTech International Ltd. et al., and Wells. v. GrafTech International, Ltd. et al., and filed between June 2, 2015, and June 17, 2015, were filed in the Court of Chancery of the State of Delaware. All eight lawsuits name the members of the Company’s board of directors, Purchaser and Acquisition Sub as defendants. BAM, Brookfield, Capital Partners and the Company are also named as defendants in certain of the actions. All eight lawsuits are brought by purported stockholders of the Company, both individually and on behalf of a putative class of stockholders, alleging that the Company’s board of directors breached its fiduciary duties in connection with the Transaction by failing to maximize shareholder value and that Purchaser aided and abetted the alleged breaches. Each of the actions further allege that the May 26, 2015, Schedule 14D-9 filed by the Company is materially misleading. In the Kelleher, Watson, Park, Daeda and Wells actions, the Company is also alleged to have aided and abetted the alleged breaches. Each of the actions seek, among other things, injunctive relief preventing the consummation of the Transaction or rescission of the Transaction. On June 24, 2015, Plaintiff Kelleher moved for a temporary restraining order and expedited discovery.”

Item 12.

Item 12 of the Schedule TO is hereby amended and supplemented as follows:

Index No.

(a)(5)(H)	Press Release issued by BCP IV GrafTech Holdings LP and Athena Acquisition Subsidiary Inc. on July 6, 2015, announcing the extension of the Offer.

(a)(5)(I)	Complaint filed by Bruce Wells, individually and on behalf of all others similarly situated, on June 17, 2015, in the Court of Chancery of the State of Delaware.

(a)(5)(J)	Complaint filed by Mark O’Neil and Adoracion Guerrero, individually and on behalf of all others similarly situated, on June 29, 2015, in the Court of Common Pleas of the State of Ohio, Cuyahoga County.

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 6, 2015

BCP IV GRAFTECH HOLDINGS LP

By:	BPE IV (Non-Cdn) GP LP,
its general partner

	By:	Brookfield Capital Partners Ltd.,
its general partner

		By:	/s/ David Nowak
David Nowak
Managing Partner

		By:	/s/ J. Peter Gordon
J. Peter Gordon
Managing Partner

ATHENA ACQUISITION SUBSIDIARY INC.

By:	/s/ David Neiman
	Name:	David Neiman
	Title:	Senior Vice President

BROOKFIELD CAPITAL PARTNERS LTD.

By:	/s/ David Nowak
	Name:	David Nowak
	Title:	Managing Partner

By:	/s/ Peter Gordon
	Name:	Peter Gordon
	Title:	Managing Partner

BROOKFIELD CAPITAL PARTNERS IV L.P.

By:	Brookfield Capital Partners IV GP, Ltd.,
its general partner

		By:	/s/ David Nowak
David Nowak
Managing Partner

		By:	/s/ J. Peter Gordon
J. Peter Gordon
Managing Partner

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase dated May 26, 2015.*

(a)(1)(B)	Letter of Transmittal (including IRS Form W-9).*

(a)(1)(C)	Notice of Guaranteed Delivery.*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Summary Advertisement as published in the Wall Street Journal on May 26, 2015.*

(b)	Not applicable.

(d)(1)	Agreement and Plan of Merger, dated as of May 17, 2015, by and among BCP IV GrafTech Holdings LP, Athena Acquisition Subsidiary Inc. and GrafTech International Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by GrafTech International Ltd. with the Securities and Exchange Commission on May 18, 2015).

(d)(2)	Tender and Support Agreement, dated as of May 17, 2015, by and among BCP IV GrafTech Holdings LP, Athena Acquisition Subsidiary Inc. and Nathan Milikowsky and certain of his affiliates (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by GrafTech International Ltd. with the Securities and Exchange Commission on May 18, 2015).

(d)(3)	Confidentiality Agreement, dated as of March 20, 2015, by and between Brookfield Capital Partners LLC and GrafTech International Ltd.*

(d)(4)	Investment Agreement, dated as of May 4, 2015, by and between GrafTech International Ltd. and BCP IV Holdings LP (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by GrafTech International Ltd. with the Securities and Exchange Commission on May 4, 2015).

(d)(5)	Limited Guarantee, dated as of May 4, 2015, by and between Brookfield Capital Partners IV L.P. and GrafTech International Ltd. (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by GrafTech International Ltd. with the Securities and Exchange Commission on May 4, 2015).

(d)(6)	Limited Guarantee, dated as of May 17, 2015, by and between Brookfield Capital Partners IV L.P. and GrafTech International Ltd. (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed by GrafTech International Ltd. with the Securities and Exchange Commission on May 17, 2015).

(d)(7)	First Amendment, dated as of July 6, 2015, to Agreement and Plan of Merger , dated as of May 17, 2015, by and among BCP IV GrafTech Holdings LP, Athena Acquisition Subsidiary Inc. and GrafTech International Ltd. (incorporated by reference to Exhibit 2.1 to the Current Report on Form 8-K filed by the Company on July 6, 2015).

(g)	Not applicable.

(h)	Not applicable.

(a)(5)(A)	Complaint filed by Travis J. Kelleher, individually and on behalf of all others similarly situated, on May 22, 2015, in the Court of Common Pleas of the State of Ohio, Cuyahoga County.**

(a)(5)(B)	Amended Complaint filed by Travis J. Kelleher, individually and on behalf of all others similarly situated, on June 12, 2015, in the Court of Common Pleas of the State of Ohio, Cuyahoga County.**

(a)(5)(C)	Complaint filed by David Widlewski, individually and on behalf of all others similarly situated, on June 2, 2015, in the Court of Chancery of the State of Delaware.**

(a)(5)(D)	Complaint filed by Walter Watson, individually and on behalf of all others similarly situated, on June 4, 2015, in the Court of Chancery of the State of Delaware.**

(a)(5)(E)	Complaint filed by Cyhyoung Park, individually and on behalf of all others similarly situated, on June 9, 2015, in the Court of Chancery of the State of Delaware.**

(a)(5)(F)	Complaint filed by Charles Daeda, individually and on behalf of all others similarly situated, on June 15, 2015, in the Court of Chancery of the State of Delaware.**

(a)(5)(G)	Complaint filed by Abraham Grinberger, individually and on behalf of all others similarly situated, on June 16, 2015, in the Court of Chancery of the State of Delaware.**

(a)(5)(H)	Press Release issued by BCP IV GrafTech Holdings LP and Athena Acquisition Subsidiary Inc. on July 6, 2015, announcing the extension of the Offer.

(a)(5)(I)	Complaint filed by Bruce Wells, individually and on behalf of all others similarly situated, on June 17, 2015, in the Court of Chancery of the State of Delaware.

(a)(5)(J)	Complaint filed by Mark O’Neil and Adoracion Guerrero, individually and on behalf of all others similarly situated, on June 29, 2015, in the Court of Common Pleas of the State of Ohio, Cuyahoga County.

*	Previously filed with the Tender Offer Statement on Schedule TO with the Securities and Exchange Commission on May 26, 2015.
**	Previously filed with Amendment No.1 to the Schedule TO with the Securities and Exchange Commission on June 18, 2015.